82-913

J Sainsbury plc

RECEIVED

2004 SEP 10 P 12:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036804

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 31 August 2004

SUPPL

Dear Madam

Brandes Investment Partners L.L.C. Decrease their reportable interest in the Company

Please find enclosed copies of the above announcements made to the London Stock Exchange on 31 August 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

dlw 9/13

J Sainsbury plc

J Sainsbury plc received notification on 26 August 2004 that Brandes Investment Partners L.L.C. and its affiliates have decreased their reportable interest in the Company.

As a result the holding has passed one percentage integer and the reportable interest is now 7.96 per cent instead of 8.2 per cent previously reported.

End